Domini Social Investment Trust

532 Broadway, 9th Floor

New York, New York 10012

November 25, 2015

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Mr. Edward Bartz

Re:	Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)

Dear Mr. Bartz:

In response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 49 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 51 to the Trust’s Registration Statement under the Investment Company Act of 1940, (the “Amendment”) filed by the Domini Social Investment Trust (the “Registrant”) with the Commission on September 21, 2015. The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)      the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

(c)      the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

Domini Social Investment Trust

By: /s/ Carole M. Laible

            Authorized Officer